SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 18 May 2006
NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc
By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 18 May 2006

Embargoed until 7:00am 18 May 2006
National Grid plc
Results for the year ended 31 March 2006
Strong performance. Positive outlook. £12bn five year investment programme
•	Earnings per share up 10%

•	Strong operational performance
•	35% UK gas distribution controllable cost reduction target achieved one year early

•	£2.1bn investment in existing businesses
•	Significant strategic achievements
•	Successful completion of gas network sales and £2bn return of value

•	Agreed acquisitions of KeySpan and Rhode Island gas distribution assets
•	10% increase in full year dividend

Financial highlights — £million (except where indicated)	Years ended 31 March
	2006	2005	% change
Business performance Note A
Operating profit — actual exchange rate	2,527	2,443	3
Operating profit — constant currency basis Note B	2,527	2,487	2
Pre-tax profit	1,924	1,740	11
Earnings per share	46.7p	42.3p	10

Statutory results
Operating profit from continuing operations	2,439	2,142	14
Pre-tax profit from continuing operations	1,779	1,439	24
Earnings per share from continuing operations	42.8p	36.3p	18

Profit from discontinued operations	2,633	304	*

Dividend per share	26.1p	23.7p	10

*	Not meaningful.
Sir John Parker, Chairman, said:
“National Grid has again delivered a strong operational and financial performance which has been accompanied by our continued focus on safety and reliability of delivery.
“Our projection for future investment in our existing businesses now amounts to more than £12bn over the next five years. This major investment programme, together with our announced strategic acquisitions, will continue to reshape and expand our growth platform.
“These developments reinforce our confidence of delivering significant value for shareholders. The Board is pleased to recommend a 10% increase in the full year dividend, delivering growth of over 60% in the last four years. We also retain our 7% per year dividend growth target through to March 2008.”

Note A:	Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items and certain non-cash mark-to-market remeasurements of commodity contracts and financial instruments that are held for economic hedging purposes but which did not achieve hedge accounting. Further details are provided in Note 3 on page 17. A reconciliation of Business performance to Statutory results is provided in the Group Income Statement on page 10.

Note B:	‘Constant currency basis’ refers to the reporting of the actual results against the prior year results which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the year ended 31 March 2006, which was $1.79 to £1.00. The average rate for the year ended 31 March 2005 was $1.87 to £1.00.

National Grid
2005/06 Full Year Results
FINANCIAL RESULTS PRESENTATION
National Grid is reporting its 2005/06 full year results under IFRS. The comparative results for the year ended 31 March 2005 have also been presented on an IFRS basis and therefore differ from the UK GAAP results previously published. Unless otherwise stated, all financial commentaries are given on a business performance basis. Business performance represents the results for continuing operations before exceptional items and certain non-cash mark-to-market remeasurements of commodity contracts and financial instruments that are held for economic hedging purposes but did not achieve hedge accounting. Commentary provided in respect of results after exceptional items and certain non-cash mark-to-market remeasurements is described as ‘statutory’.
OVERVIEW AND OUTLOOK
National Grid has delivered strong operational and financial performance this year. We have significantly increased the level of investment across our businesses and taken key strategic steps which we expect will create new value for shareholders and strengthen our growth platform. This year we delivered 11% growth in pre-tax profit, 10% growth in earnings per share and returned £2bn of value to shareholders.
We are well positioned to continue to deliver strong growth in our existing businesses through continued operational performance and investment. The operational highlight this year was UK gas distribution, which reduced controllable costs by 17% in real terms, achieved our 35% cost reduction target one year early and delivered a 14% increase in operating profit. UK transmission secured favourable results in the French interconnector and LNG storage capacity auctions and we expect a similar performance in 2006/07. National Grid Wireless delivered 23% growth in operating profit compared to the prior year1, meeting its target of £18m annualised cash savings from synergies and growing the underlying business by 13%.
Operationally and strategically, US distribution had a good year. Underlying residential deliveries were up for the fifth consecutive year and excluding the increase in bad debts related to commodity price rises, we delivered a modest reduction in controllable costs. Regulatory agreements reached during the year are expected to increase revenue by $150m in 2006/07 and $150m in 2007/08.
The agreements to acquire KeySpan for $7.3bn cash (and the assumption of $4.5bn of debt), and Southern Union Company’s gas distribution assets in Rhode Island for $498m cash (and the assumption of $77m of debt), were both announced in February. These acquisitions are an excellent strategic and operational fit with our existing business. They will increase our US gas customer base to 3.4 million, around five times the current level, and add to our electricity transmission and distribution operations. We expect these acquisitions to enhance earnings and cash flow in the first full year after completion and, through investment opportunities in gas distribution, gas pipelines and storage, create additional value for shareholders.
Investment in our existing businesses will also be a significant contributor to future growth. We have increased investment this year by 36% to £2.1bn and now project2 a further rise to around £2.5bn per annum, totalling around £12bn over the five years to March 2011. £9bn of this investment is expected to be in UK regulated infrastructure, primarily in response to changes in UK energy infrastructure requirements with the decline of North Sea gas production, the UK Government’s renewable energy policy and the need for asset replacement. During the same period, our UK regulatory asset base is projected to grow by almost 40%, with annual increases of over £1bn.

[1]	Pro forma operating profit comparison for National Grid Wireless refers to annualisation of the 7 month contribution to 2004/05 operating profit from Crown Castle UK following its acquisition in August 2005.

[2]	National Grid is currently working with Ofgem on the Transmission Price Control Review for 2007 — 2012. The UK transmission regulated element of the projections set out above are central to the review with respect to assumptions about the level of capital investment and how capital investment will be depreciated for regulatory purposes.

National Grid
2005/06 Full Year Results
Reflecting our results this year, and our continued confidence in National Grid’s future prospects, the Board has reaffirmed our strongly progressive dividend policy. The Board is recommending a 10% increase in the full year dividend which, for the third consecutive year, is ahead of our aim of increasing dividends per share by 7% per annum.
REVIEW OF GROUP RESULTS
Revenue from continuing activities was £9.2bn, up £1.8bn.
Operating profit increased by 3% to £2,527m, up £84m. This was primarily driven by a continued achievement of efficiencies, particularly in UK gas distribution, favourable results from UK capacity auctions in LNG storage and the French interconnector, a full-year contribution from the growing Wireless infrastructure business and sustained volume growth in the US. Strong operational performance across the Group more than offset an increase in depreciation charges in UK transmission, a loss on the UK electricity Balancing Services Incentive Scheme and the impact of timing of recoveries of pass-through costs in the US.
Net finance costs decreased 14% from £706m to £606m. This was primarily the result of a decrease in average net borrowings following the gas distribution network sales, which were completed in June.
Profit before tax was up 11% to £1,924m from £1,740m.
The tax charge on profit for the year was £597m, £160m higher than the prior year due to increased profit before tax and a higher effective tax rate of 31%. This rate reflected a reduction in prior year tax credits, an increase in profits and changes in UK tax legislation.
Earnings increased 2% on the prior year to £1,325m from £1,303m, while earnings per share increased 10% from 42.3p last year to 46.7p.
Exceptional items and remeasurements for continuing operations amounted to £110m after tax. These comprised restructuring costs of £60m (£48m after tax), commodity remeasurement impacts of £63m (£38m after tax), exceptional finance charges of £49m (£34m after tax), net financial instrument remeasurement gains of £6m (£11m loss after tax) and profit on sale and reversal of impairment of non-core Group businesses of £21m (£21m after tax). After these items and minority interests, statutory earnings for continuing operations were £1,215m. Statutory basic earnings per share from continuing operations increased 18% to 42.8p, up from 36.3p last year.
National Grid’s cash flows grew strongly, with operating cash flow up 8% to £3.1bn.
Investment in our existing businesses increased by 36% to £2.1bn, primarily due to increases in new UK gas and electricity transmission infrastructure and UK electricity transmission asset replacement. Investment during the year included:
•	£280m on UK electricity asset replacement, particularly overhead lines

•	£203m on UK electricity demand connections and other load-related infrastructure

•	£124m on the Milford Haven project to deliver new gas transmission entry capacity in South Wales; this represents around 15% of the total projected investment through to 2008

•	£77m on projects in support of new UK gas transmission entry capacity at Easington

•	£295m on UK gas distribution replacement expenditure

•	£136m on the Isle of Grain LNG importation terminal. Phase I of the terminal was commissioned in July 2005; Phase II investment to increase capacity is well underway

•	£71m on the Basslink interconnector, which commenced operations in April.
Other smaller projects across the UK and US together account for a further £876m of investment.
Group net debt fell to £10.9bn at 31 March 2006 compared with £14.0bn at 1 April 2005. This reduction primarily reflected the receipt of £5.8bn upon completion of the gas distribution network sales

National Grid
2005/06 Full Year Results
in June 2005, less the £2.0bn return of value to shareholders in August 2005 and the impact of increased capital investment.
A final dividend of 15.9p per ordinary share ($1.5115 per American Depository share (ADS)) is to be paid on 23 August 2006 to shareholders on the register as at 9 June 2006.
REVIEW OF OPERATIONS
TRANSMISSION

Year ended 31 March	2006 (£m)	2005 (£m)	% Change

Operating profit
UK electricity transmission	492	559	(12)
UK gas transmission	250	268	(7)
Other *	102	32	219

UK electricity and gas transmission	844	859	(2)

US electricity transmission
— actual exchange rate	127	126	1
— constant currency basis	127	132	(4)

*	Other includes LNG storage and the French interconnector in both periods. The Scottish interconnector is included in ‘UK electricity transmission’ in both periods.
UK electricity and gas transmission operating profit was down 2% at £844m compared with £859m last year. Increased demand for capacity on the French interconnector and in LNG storage led to a £70m increase in operating profit; the results of recent capacity auctions indicate that these businesses will also deliver similar results in 2006/07. However this was more than offset by TO depreciation charges which were £83m higher year-on-year. This increase comprised a one-off benefit of £15m in the prior year, £58m of charges related to early asset write-off and a £10m increase in core depreciation.
Timing on the collection of income benefited operating profit by £40m. This was offset by other one-off charges totalling £21m, for which we are pursuing regulatory recovery, and a £10m loss under the electricity Balancing Services Incentive Scheme, resulting in an adverse operating profit movement of £21m year-on-year. Higher energy prices, together with tougher regulatory targets, have resulted in higher electricity system balancing costs. In March 2006 we chose not to accept Ofgem’s proposal for an incentivised scheme for 2006/07. Instead we opted for a cost pass-through scheme, with no up-side incentive or down-side loss, which we will deliver against our licence obligations to operate the electricity system in an economic and efficient manner.
In January, we accepted Ofgem’s final proposals for the one-year extension of the UK electricity transmission price control to 31 March 2007. In this extension, Ofgem moved to a post-tax allowed return of 4.4% which, after a National Grid Electricity Transmission specific tax allowance of £104m, is equivalent to a 7% pre-tax real return. This will result in a 9% increase in revenue for 2006/07. We are currently working with Ofgem on a five-year UK electricity and gas transmission price control and have set out our projections for necessary and efficient investment in asset replacement and new infrastructure. For the five years to March 2011, we project a total investment of over £6bn.
On the basis of these projections, if agreed by Ofgem, we expect the combined UK electricity and gas transmission regulatory asset base to grow by more than 50% from its March 2006 value over the next five years. Ofgem’s initial proposals are expected in June.

National Grid
2005/06 Full Year Results
US transmission operating profit at £127m was broadly flat year-on-year. Higher returns in New England and the benefit of the stronger US dollar were offset by a one-time write-off of interconnection related costs, generally higher costs to address reliability issues and the cessation of Grid America.
UK GAS DISTRIBUTION

Year ended 31 March	2006 (£m)	2005 (£m)	% Change

Operating profit	483	424	14
Operating profit from UK gas distribution continuing operations was up 14% at £483m compared with £424m last year, despite high gas prices driving shrinkage gas costs up £17m.
This year, through the Way Ahead programme, we delivered a very strong performance, reducing operating expenditure by £52m. Controllable costs, excluding increases in ongoing pension costs and shrinkage gas commodity prices, have decreased by 17% in real terms this year, and by 35% in real terms since March 2002. This represents cumulative savings of around £375m.
UK gas distribution results are also affected by changes in volumes, including weather-related effects. Underlying volumes were down by 3%, partly as a result of reduced gas usage in the second half of the year as energy prices rose. This was more than offset by weather effects, as 2005/06 was close to seasonal norm and, on average, colder than the prior year. Taken together, the effects of weather and volumes added £12m to operating profit during 2005/06.
During the year, we consolidated our UK gas distribution activities into three key sites at Warwick, Hinckley and Northampton. This will enable the business to move to the next stage in improving some of its cross-functional processes and systems. Our Alliance initiative has continued to deliver the growing mains replacement programme, with over 1,700km of mains replaced during 2005/06, 18% more than the previous year resulting in total replacement expenditure (repex) of £295m. Mains replacement is expected to increase to over 1,800km in 2006/07. We have also continued to invest in network infrastructure projects, resulting in total capital expenditure (including repex) of £444m.
We are currently working with Ofgem on a one-year extension of the UK gas distribution price control to March 2008. In December, Ofgem published its initial consultation. A second consultation is expected in July and initial proposals from Ofgem are expected in September. Following this one-year review, we will work with Ofgem on a five-year UK gas distribution price control. In this five-year review Ofgem may consider using comparative regulation, similar to the models used in electricity and water distribution price control reviews, and we believe that the controllable cost reductions we have achieved will place our four gas networks in a strong position.

National Grid
2005/06 Full Year Results
US DISTRIBUTION

Year ended 31 March	2006 (£m)	2005 (£m)	% Change

Operating profit (actual exchange rate)
US electricity and gas distribution	364	375	(3)
US stranded cost recoveries	489	465	5

	853	840	2

Operating profit (constant currency basis)
US electricity and gas distribution	364	392	(7)
US stranded cost recoveries	489	486	1

	853	878	(3)
Operating profit from US gas and electricity distribution was £364m, down 3%. This was primarily due to a £23m increase in pension costs, the majority of which will be recovered from 2006/07 onwards, and timing on the recovery of commodity costs, partially offset by the stronger US dollar. Excluding these items US distribution operating profit was flat year-on-year.
Growth, with weather normalised residential volumes up 1.7%, was offset by higher depreciation and amortisation as capital projects, including new IT systems, went into service. The strong focus on managing bad debts resulted in only a £2m increase despite significantly higher gas and electric prices, which were up 45% on average and increased accounts receivable by over $150m. Excluding the increase in bad debts relating to commodity price rises, we achieved a modest reduction in controllable costs.
In accordance with our New York rate plan, US distribution makes biannual regulatory filings to recover amounts in the ‘deferral account’. Following the latest filing, we received approval to recover $150m during 2006/07 and $150m during 2007/08. A regulatory audit of the deferral account is ongoing. In March 2006, the Massachusetts rate plan entered its index-linked phase. Until 2010, rates in Massachusetts will be linked to an index of regional peers which requires that its delivery rates remain at 88% of the peer group index. Implementing this mechanism resulted in a 4% delivery rate increase, which will increase revenues by $20m, with effect from March 2006. US distribution is also incentivised under service quality standards and, in 2006/07, we expect to increase spending in our reliability enhancement programme to improve performance.
US stranded cost recoveries delivered £489m of operating profit. This comprised the ongoing recovery of and return on the stranded cost base amounting to £337m, and £152m primarily related to the recovery of contract settlements made under certain long-term purchased power arrangements.
WIRELESS INFRASTRUCTURE

Year ended 31 March	2006 (£m)	2005 (£m)	% Change

Operating profit	75	42	23	*

*	Operating profit growth compared to pro forma 2004/05 operating profit with Crown Castle UK 7 month contribution annualised over 12 months.
Operating profit for Wireless infrastructure was £75m, up from £42m in the prior year. This reflected a full year contribution from the enlarged business, delivery of 23% growth in operating profit, including achievement of our target of £18m annualised cash synergy savings. Excluding these savings we delivered 13% growth in operating profit, as compared to the prior year on a pro forma basis.

National Grid
2005/06 Full Year Results
This business is well positioned for continued double digit profit growth. In mobile, demand for additional tenancies was good. In November, we successfully extended our contract with the BBC to deliver analogue television and radio services through to 2012 for television and 2013 for AM and FM radio. Over the six years to 2012, we expect to invest over £200m in new common digital television broadcast infrastructure, and around £50m in our own digital broadcast transmission assets. We have also bid to provide managed transmission services to the BBC for digital television and radio.
We also own digital broadcast channel capacity and during the year exploited continuing advances in digital compression technology to create capacity for three additional channels. These were successfully purchased by ITV and Channel 4.
OTHER ACTIVITIES

Year ended 31 March	2006 (£m)	2005 (£m)	% Change

Operating profit	145	152	(5)
Operating profit from our Other Activities was down 5% at £145m, compared with £152m in the prior year, reflecting the fluctuation of Property profits.
Phase I at the Isle of Grain LNG terminal was commissioned in July and with work on Phase II well under way, this business contributed £6m to operating profit. The total expected £500m investment is underpinned by 20-year capacity contracts with BP, Sonatrach, Centrica and Gaz de France, and when Phase II is complete in late 2008, will have the capacity to deliver around 13% of current UK gas demand. We are evaluating market demand for a third phase that would offer further capacity to the market.
National Grid Metering has delivered strong performance, with operating profit up £28m. We made good progress in driving operational efficiency, which together with growth in our competitive metering business, more than offset a decline in regulated metering revenue. In June, Ofgem initiated an investigation under the Competition Act into certain aspects of our domestic gas metering business. On 17th May 2006, Ofgem issued a Statement of Objections detailing, for the first time, why it believes that National Grid’s conduct in relation to this business amounts to a breach of the Competition Act. We are now considering our response.
Land and buildings surplus to our operational requirements are remediated as necessary and sold by our property business. By their nature, property sales can vary from period to period depending on the number and mix of properties sold. At £88m, operating profit was £14m lower this year.
Our Basslink interconnector, linking Tasmania to the energy market in southeastern Australia, was successfully commissioned and entered into operational service in April. This investment is supported by a long-term contract with Hydro Tasmania and is the longest sub-sea interconnector in the world.

National Grid
2005/06 Full Year Results
DIVIDEND
The Board has recommended a final dividend of 15.9p per ordinary share ($1.5115 per American Depository share (ADS)), representing a 10% increase in the full-year dividend. This increase delivers dividend growth of more than 60% since March 2002.
The final dividend is to be paid on 23 August 2006 to shareholders on the register as at 9 June 2006.
We aim to continue to increase dividends per ordinary share expressed in sterling by 7% in each financial year through to 31 March 2008.
KEYSPAN AND NEW ENGLAND GAS ACQUISITIONS
We are making good progress on both the KeySpan and Rhode Island gas distribution acquisitions. Key personnel have been appointed to the integration teams.
With respect to the Rhode Island acquisition, National Grid and Southern Union Company have filed for regulatory approvals at the Federal and State level and we expect the transaction to complete during the summer.
Together with KeySpan we continue to meet with stakeholders regularly and, as part of this process, are in discussions with Long Island Power Authority as it evaluates the benefits of the transaction to Long Island electricity customers. We are also working on the Federal and State regulatory filings and the shareholder approvals processes and expect the transaction to complete in early 2007.
BOARD CHANGES
In January, we announced that Roger Urwin will retire as Group Chief Executive towards the end of 2006. Following a thorough evaluation of internal and external candidates, the Board was pleased to appoint Steve Holliday as Deputy Group Chief Executive with effect from 1 April 2006. Steve will assume the role of Group Chief Executive upon Roger’s retirement.
In February we also announced the retirement of John Grant as a Non-executive Director with effect from 31 July 2006.

National Grid
2005/06 Full Year Results
CONTACT DETAILS
National Grid:

Investors
David Campbell	+44 (0)20 7004 3170	+44 (0)7799 131783(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

Citigate Dewe Rogerson	+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611888(m)
An analyst presentation will be held at London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 9:00am (UK time) today.
Live telephone coverage of the analyst presentation — password National Grid

Dial in number	+44 (0)20 7081 9429
US dial in number	+1 866 43 27 186
Telephone replay of the analyst presentation (available until 2 June 2006)

Dial in number	+44 (0)20 8196 1998
US dial in number	+1 866 583 1035
Account number	869448
A live web cast of the presentation will also be available at www.nationalgrid.com
Photographs are available on www.newscast.co.uk
Cautionary statement
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory and shareholder approvals and contractual consents, including those required in connection with the announced US acquisitions, unseasonable weather and changes in historical weather patterns affecting demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to complete the announced US acquisitions when or as planned and to integrate the businesses relating to such acquisitions with the Group and realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the impact of the sales of businesses by the Group, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, owned or operated by National Grid. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (and in particular the “Risk Factors” and “Operating and Financial Review” sections in its most recent Annual Report on Form 20-F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Except as required by law or regulation, National Grid does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

National Grid
2005/06 Full Year Results

GROUP INCOME STATEMENT for the years ended 31 March		2006	2005 (i)
	Notes	£m	£m

Group revenue	2a	9,193	7,382
Other operating income		80	70
Operating costs		(6,834)	(5,310)

Operating profit
— Before exceptional items and remeasurements	2b	2,527	2,443
— Exceptional items and remeasurements	3	(88)	(301)
Total operating profit	2c	2,439	2,142

Interest income and similar income	4	1,038	946
Interest expense and other finance costs
— Before exceptional items and remeasurements	4	(1,644)	(1,652)
— Exceptional items and remeasurements	3	(57)	—
	4	(1,701)	(1,652)

Share of post-tax results of joint ventures		3	3

Profit before taxation
— Before exceptional items and remeasurements		1,924	1,740
— Exceptional items and remeasurements		(145)	(301)
Total profit before taxation		1,779	1,439
Taxation
— Before exceptional items and remeasurements	5	(597)	(437)
— Exceptional items and remeasurements	3	35	118
Total taxation		(562)	(319)

Profit from continuing operations after taxation
— Before exceptional items and remeasurements		1,327	1,303
— Exceptional items and remeasurements		(110)	(183)
Profit for the year from continuing operations		1,217	1,120

Profit for the year from discontinued operations
— Before exceptional items	6	43	352
— Exceptional items	6	2,590	(48)
		2,633	304

Profit for the year		3,850	1,424

Attributable to:
— Equity shareholders of the parent		3,848	1,424
— Minority interests		2	—

		3,850	1,424

Earnings per share
— Basic	7a	135.6p	46.2p
— Diluted	7b	135.0p	46.0p
Earnings per share from continuing operations
— Basic	7a	42.8p	36.3p
— Diluted	7b	42.6p	36.2p

Dividends per ordinary share: paid during the year	8	25.4p	20.4p
Dividends per ordinary share: approved or proposed to be paid		26.1p	23.7p

i)	Refer to note 1 for the basis of preparation of the comparatives presented under International Financial Reporting Standards.

National Grid
2005/06 Full Year Results

GROUP BALANCE SHEET at 31 March		2006	2005 (i)
	Note	£m	£m

Non-current assets
Goodwill		2,142	2,031
Other intangible assets		321	358
Property, plant and equipment		18,935	22,645
Investments in joint ventures		12	17
Deferred tax assets		159	318
Other receivables		38	96
Financial investments		148	131
Derivative financial assets		351	—

Total non-current assets		22,106	25,596

Current assets
Other intangible assets		41	—
Inventories		108	101
Trade and other receivables		1,519	1,193
Financial investments		384	398
Derivative financial assets		314	—
Cash and cash equivalents		1,452	272

Total current assets		3,818	1,964

Total assets		25,924	27,560

Current liabilities
Bank overdrafts		(3)	(18)
Borrowings		(2,839)	(3,243)
Derivative financial liabilities		(92)	—
Trade and other payables		(2,095)	(2,337)
Current tax liabilities		(419)	(103)
Provisions		(235)	(273)

Total current liabilities		(5,683)	(5,974)

Non-current liabilities
Borrowings		(10,287)	(11,047)
Derivative financial liabilities		(130)	—
Other non-current liabilities		(1,719)	(2,429)
Deferred tax liabilities		(2,161)	(3,189)
Pensions and other post-retirement benefit obligations		(1,915)	(2,282)
Provisions		(536)	(518)

Total non-current liabilities		(16,748)	(19,465)

Total liabilities		(22,431)	(25,439)

Net assets		3,493	2,121

Equity
Called up share capital		310	309
Share premium account		1,316	1,289
Retained earnings		6,817	5,650
Other reserves		(4,961)	(5,137)

Total shareholders’ equity		3,482	2,111
Minority interests		11	10

Total equity		3,493	2,121

Net debt (net of related derivative financial instruments) included above	9	10,850	13,638

i)	Refer to note 1 for the basis of preparation of the comparatives presented under International Financial Reporting Standards.
Net debt at 31 March 2005 has not been adjusted to reflect the impact of IAS 39, which has been adopted from 1 April 2005 onwards.

National Grid
2005/06 Full Year Results

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the years ended 31 March	2006	2005 (i)
	£m	£m

Exchange adjustments	141	(6)
Actuarial gains	181	253
Net losses taken to equity in respect of cash flow hedges	(12)	—
Transferred to profit or loss on sale of cash flow hedges	(20)	—
Net gains taken to equity on available-for-sale investments	4	—
Transferred to profit or loss on sale of available-for-sale investments	(1)	—
Tax on items taken directly to or transferred from equity	(43)	(66)

Net income recognised directly in equity	250	181
Profit for the year	3,850	1,424

Total recognised income and expense for the year	4,100	1,605

Attributable to:
— Equity shareholders of the parent	4,097	1,605
— Minority interests	3	—

	4,100	1,605

Effect of change in accounting policy — IAS 39 (ii)	(43)	—

i)	Refer to note 1 for the basis of preparation of the comparatives presented under International Financial Reporting Standards.

ii)	The Group has adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ prospectively with effect from 1 April 2005, in accordance with the transition provisions of IFRS 1. The impact of IAS 39 attributable to minority interests was £nil.

National Grid
2005/06 Full Year Results

GROUP CASH FLOW STATEMENT
for the years ended 31 March	2006	2005 (i)
	£m	£m

Cash flows from operating activities
Total operating profit	2,439	2,142
Adjustments for:
Exceptional items and remeasurements	88	301
Depreciation and amortisation	952	819
Share-based payment charge	15	12
Changes in working capital	(212)	(105)
Changes in provisions	9	(119)
Changes in pensions and other post-retirement benefit obligations	(42)	(19)
Cash flows relating to exceptional items	(118)	(120)

Cash flows generated from continuing operations	3,131	2,911
Cash flows relating to discontinued operations	(20)	547

Cash generated from operations	3,111	3,458
Tax paid — continuing operations	(103)	(52)
Tax paid — discontinued operations	(37)	(98)

Net cash inflow from operating activities	2,971	3,308

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(1,122)
Sale of investments in joint ventures	8	8
Purchases of intangible assets	(16)	(79)
Purchases of property, plant and equipment	(1,750)	(1,427)
Disposals of property, plant and equipment	18	22
Net movements in financial investments	25	(59)
Dividends received from joint ventures	2	5

Cash flows used in continuing operations investing activities	(1,713)	(2,652)
Cash flows relating to discontinued operations — disposal proceeds	5,750	—
Cash flows relating to discontinued operations — other investing activities	(115)	(323)

Net cash inflow from/(used in) investing activities	3,922	(2,975)

Cash flows from financing activities
Proceeds from issue of share capital	54	13
(Decrease)/increase in borrowings and related derivatives	(2,304)	1,052
Net interest paid	(704)	(762)
Exceptional finance costs on the repayment of debt	(49)	—
Dividends paid to shareholders	(745)	(628)
Cash paid to shareholders under ‘B’ share scheme	(1,957)	—
Purchase of treasury shares	(7)	—

Net cash used in financing activities	(5,712)	(325)

Net increase in cash and cash equivalents	1,181	8
Exchange movements	14	(1)
Net cash and cash equivalents at start of year (ii)	254	247

Net cash and cash equivalents at end of year (ii)	1,449	254

i)	Refer to note 1 for the basis of preparation of the comparatives presented under International Financial Reporting Standards.

ii)	Net of bank overdrafts.

National Grid
2005/06 Full Year Results
NOTES TO THE PRELIMINARY ANNOUNCEMENT
1. Basis of preparation
Basis of preparation
The financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985, has been derived from the statutory accounts for the year ended 31 March 2006, which will be filed with the Registrar of Companies in due course. The auditors’ report on these statutory accounts was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.
For the financial periods up to 31 March 2005, National Grid plc prepared consolidated financial statements in accordance with UK GAAP. From 1 April 2005 National Grid has prepared its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and effective for National Grid’s reporting for the year ended 31 March 2006. This preliminary announcement has been prepared on the basis of the Group’s accounting policies applicable for the year ending 31 March 2006 as set out in Appendix 1.
IFRS transitional arrangements
The Group’s transition date to IFRS is 1 April 2004. The rules for first-time adoption of IFRS are set out in IFRS 1 ‘First-time adoption of International Financial Reporting Standards’. In preparing the Group’s first IFRS financial statements, these transition rules have been applied to the amounts reported previously under generally accepted accounting principles in the United Kingdom (‘UK GAAP’). IFRS 1 generally requires full retrospective application of the standards and interpretations in force at the first reporting date. However, IFRS 1 allows certain exemptions in the application of particular standards to prior periods in order to assist companies with the transition process. National Grid has applied the following exemptions and choices on transition:
i)	The Group has elected to adopt IAS 32 and IAS 39 with effect from 1 April 2005, with no restatement of comparative information for the year to 31 March 2005. As a result, the balance sheet at 31 March 2005 and the income statement for the year ended 31 March 2005 exclude the effect of IAS 32 and IAS 39. The adoption of IAS 39 had the effect of increasing net debt at 1 April 2005 by £348m and reducing net assets by £43m.

ii)	IFRS 3 ‘Business combinations’ has not been applied to business combinations that occurred before 1 April 2004.

iii)	The Group has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Any gains and losses on subsequent disposals of foreign operations will not therefore include translation differences arising prior to the transition date.

iv)	At the date of transition, the vast majority of assets were valued at depreciated cost, as adjusted for IFRS measurement changes with some assets being measured at deemed cost.

v)	The Group has elected to account for existing joint ventures using the equity method.

vi)	For pensions accounting, the Group has elected to recognise all actuarial gains and losses each year in the Statement of Recognised Income and Expense.

vii)	For share-based payments, all active grants were recognised retrospectively. This is consistent with the treatment the Group had applied in prior years under UK GAAP in accordance with FRS 20.
New IFRS accounting standards and interpretations adopted in 2005/06
In preparing these financial statements, the Group has complied with all IFRSs applicable for periods beginning on or after 1 January 2005. In addition the Group has adopted the following amendments to standards:
Amendment to IAS 1 ‘Presentation of Financial Statements’
The amendment requires new disclosures about entities’ management of their capital resources and compliance with capital requirements.
Amendment to IAS 19 ‘Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’
The principal impact of adopting the amendment is that actuarial gains and losses in respect of the Group’s defined benefit schemes are recognised in the statement of recognised income and expense and additional disclosures regarding the schemes have been provided.
Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement — Cash Flow Hedge Accounting of Forecast Intragroup Transactions’
In consolidated financial statements, the amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect consolidated profit or loss.
IFRS 7 ‘Financial Instruments: Disclosures’
IFRS 7 replaces the disclosure requirements in IAS 32 ‘Financial Instruments: Presentation and Disclosure’ and locates in one place all disclosures relating to financial instruments. The new requirements incorporate many of IAS 32’s disclosures as well as additional qualitative and quantitative disclosures on the risks arising from financial instruments.
This announcement was approved by the Board of Directors on 17 May 2006.

National Grid
2005/06 Full Year Results
2. Segmental analysis
Segmental information is presented in accordance with the management responsibilities and economic characteristics, including consideration of risks and returns, of the Group’s business activities. The following table describes the main activities for each business segment:

UK electricity and gas transmission	High-voltage electricity transmission networks, the gas National Transmission System in the UK, UK liquefied natural gas storage activities and the Scottish and French electricity interconnectors
US electricity transmission	High-voltage electricity transmission networks and management of electricity transmission operations for other utilities in the US
UK gas distribution	Four of the eight regional networks of Great Britain’s gas distribution system
US electricity and gas distribution	Electricity and gas distribution in New York and electricity distribution in New England
US stranded cost recoveries	The recovery of stranded costs from US customers as permitted by regulatory agreements
Wireless infrastructure	Broadcast and mobile telephone infrastructure in the UK and US

Other activities primarily relate to UK-based gas metering activities, UK property management, a UK LNG import terminal, an electricity interconnector in Australia and our engineering and software company, together with corporate activities, including business development.
UK liquefied natural gas storage activities and the Scottish and French interconnectors are both included within UK electricity and gas transmission. These were previously reported in the Group UK GAAP accounts for the year ended 31 March 2005 within Other activities. This change in segmental presentation follows a change in the organisational and management structure within the Group and the change in regulatory arrangements for the Scottish interconnector following the introduction of British Electricity Trading and Transmission Arrangements (BETTA). The segment results for the year ended 31 March 2005 have been amended to reflect this change. The impact of this change on segment results for the year ended 31 March 2005 was to increase UK electricity and gas transmission revenue by £65m and operating profit by £42m, to reduce Other activities revenue by £110m and operating profit by £42m and to reduce intra-group revenue eliminations by £45m. There was no difference between the impact on operating profit before exceptional items and remeasurements and that for operating profit after exceptional items and remeasurements.
Discontinued operations comprise the operations of the four UK gas distribution networks that the Group sold on 1 June 2005 and the results of Citelec, an Argentinian joint venture sold in August 2004. The results for discontinued operations are disclosed in note 6.
The Group assesses the performance of its businesses principally on the basis of operating profit before exceptional items and remeasurements. The Group’s primary reporting format is by business and the secondary reporting format is by geographical area.
Sales between businesses are generally based on the same prices as would have been charged to third parties (‘arms-length’ principle).
a)	Group revenue

Years ended 31 March	2006	2005
	£m	£m

Business segments
UK electricity and gas transmission	2,710	1,995
US electricity transmission	310	284
UK gas distribution	1,222	1,113
US electricity and gas distribution	3,711	3,087
US stranded cost recoveries	511	409
Wireless infrastructure	325	208
Other activities	701	734
Sales between businesses	(297)	(448)

Group revenue	9,193	7,382

Geographical segments
UK	4,671	3,621
US	4,522	3,761

Group revenue	9,193	7,382

National Grid
2005/06 Full Year Results
2. Segmental analysis (continued)
b)	Operating profit — before exceptional items and remeasurements

Years ended 31 March	2006	2005
	£m	£m

Business segments
UK electricity and gas transmission	844	859
US electricity transmission	127	126
UK gas distribution	483	424
US electricity and gas distribution	364	375
US stranded cost recoveries	489	465
Wireless infrastructure	75	42
Other activities	145	152

Operating profit before exceptional items and remeasurements	2,527	2,443

Geographical segments
UK	1,549	1,473
US	983	970
Rest of the World	(5)	—

Operating profit before exceptional items and remeasurements	2,527	2,443

c)	Operating profit — after exceptional items and remeasurements

Years ended 31 March	2006	2005
	£m	£m

Business segments
UK electricity and gas transmission	843	857
US electricity transmission	127	119
UK gas distribution	432	333
US electricity and gas distribution	364	258
US stranded cost recoveries	440	427
Wireless infrastructure	70	29
Other activities	163	119

Operating profit after exceptional items and remeasurements	2,439	2,142

Geographical segments
UK	1,489	1,335
US	934	807
Rest of the World	16	—

Operating profit after exceptional items and remeasurements	2,439	2,142

National Grid
2005/06 Full Year Results
3. Exceptional items and remeasurements
The Group separately discloses items of income and expenditure relating to transactions that are material, either by their nature or their size, that are relevant to an understanding of the Group’s financial performance. These include non-recurring exceptional income or charges that do not relate to the underlying financial performance of the Group and remeasurement gains or losses arising from movements in the carrying value of certain commodity contracts and of derivative financial instruments.

Years ended 31 March	2006	2005
	£m	£m

Exceptional items — restructuring costs (i)	60	121
Exceptional items — past service pension costs (ii)	—	41
Exceptional items — environmental related provisions (iii)	—	101
Exceptional items — profit on sale and reversal of impairment (iv)	(21)	—
Remeasurements — commodity contracts (v)	49	38
Total exceptional items and remeasurements included within operating profit	88	301

Exceptional finance costs (vi)	49	—
Remeasurements — commodity contracts (v)	14	—
Remeasurements — net gains on derivative financial instruments (vii)	(6)	—
Total exceptional items and remeasurements included within finance costs	57	—

Total exceptional items and remeasurements before taxation	145	301

Tax on restructuring costs (i)	(12)	(34)
Tax on exceptional past service pension costs (ii)	—	(17)
Tax on environmental related provisions (iii)	—	(39)
Tax on commodity contract remeasurements (v)	(25)	(15)
Tax on exceptional finance costs (vi)	(15)	—
Tax on derivative financial instrument remeasurements (vii)	17	—
Other exceptional tax credits (viii)	—	(13)

Tax on exceptional items and remeasurements	(35)	(118)

Total exceptional items and remeasurements	110	183

i)	Restructuring costs relate to planned cost reduction programmes in the UK and US businesses. For the year ended 31 March 2006, restructuring costs included pension curtailment costs of £25m arising as a result of redundancies (2005: £22m).

ii)	Past service pension costs arose from the renegotiation of terms and conditions of service with certain employees in the US.

iii)	During the year ended 31 March 2005, a review of the environmental provisions was undertaken to take into account the impact of changes to UK regulations on waste disposal. This review, together with related revisions to the expected UK expenditure profile, resulted in a charge of £41m in 2005. Following a similar review in the US of environmental provisions, an additional exceptional charge of £60m was made for site restoration, which reflected the experience of restoring similar sites.

iv)	Reversal of prior period impairment of £13m related to National Grid’s investment in Copperbelt Energy Corporation (CEC) and gain on disposal of an investment in Energis Polska of £8m.

v)	Remeasurements — commodity contracts represent mark-to-market movements on certain commodity contract obligations, primarily indexed-linked swap contracts, in the US. Under the Group’s existing rate plans in the US, commodity costs are fully recovered from customers, although the pattern of recovery may differ from the pattern of costs incurred. These movements are comprised of those impacting operating profit which is based on the change in the commodity contract liability and those impacting finance costs as a result of changing discount rates due to market fluctuations.

vi)	Exceptional finance costs for the year ended 31 March 2006 represent costs incurred on the early redemption of debt following the disposal of four UK gas distribution networks (£39m), together with issue costs associated with the ‘B’ share scheme (£10m).

vii)	Remeasurements — net gains on derivative financial instruments represent mark-to-market movements in the fair value of financial instruments, primarily derivatives, that are mainly held for economic hedging purposes, but which do not achieve hedge accounting or are partly ineffective under IAS 39.

viii)	The exceptional tax credit in 2005 includes a credit of £22m associated with the prior period disposal of Energis, a former associate company, a £3m credit associated with the prior period write-down of investments, and a £12m charge relating to the settlement of the liabilities arising from operating the Group’s Qualifying Employee Share Ownership Trust.

National Grid
2005/06 Full Year Results
4. Finance income and costs

Years ended 31 March	2006	2005
	£m	£m

Pensions — expected return on scheme assets	903	882
Interest income on financial instruments held at amortised cost	135	64

Interest income and similar income	1,038	946

Pensions — interest on scheme liabilities	(891)	(881)
Interest payable on borrowings (and related derivatives)	(795)	(820)
Unwinding of discount on provisions	(18)	(14)
Less: interest capitalised	60	63

	(1,644)	(1,652)
Net losses on derivative financial instruments and commodity contracts	(8)	—
Exceptional losses on early redemption of debt and B share issue costs	(49)	—

Interest expense and other finance costs	(1,701)	(1,652)

Net finance costs	(663)	(706)

Comprising:
Net finance costs — excluding exceptional finance costs and remeasurements	(606)	(706)
Exceptional finance costs and remeasurements (note 3)	(57)	—

	(663)	(706)

5. Taxation

Years ended 31 March	2006	2005
	£m	£m

United Kingdom
Corporation tax at 30%	290	31
Adjustment in respect of prior years (i)	(5)	(19)
Deferred tax	1	82

	286	94

Overseas
Corporate tax	125	33
Adjustment in respect of prior years	22	(21)
Deferred tax	129	213

	276	225

Taxation	562	319

Comprising:
Taxation — excluding exceptional items and remeasurements	597	437
Taxation — exceptional items and remeasurements (note 3)	(35)	(118)

	562	319

i)	The UK corporation tax adjustment in respect of prior years includes £nil (2005: £10m) that relates to exceptional items.

National Grid
2005/06 Full Year Results
6. Discontinued operations
On 1 June 2005, the Group disposed of its holding in four of its eight regional gas distribution networks. The results of these operations were previously included within the UK gas distribution segment, when reported under UK GAAP. The Group disposed of its interest in Citelec, an Argentinian joint venture in August 2004.
Results of discontinued operations

Years ended 31 March	2006	2005
	£m	£m

Revenues	168	1,102
Operating costs	(122)	(666)

Operating profit before exceptional items	61	510
Exceptional items (i)	(15)	(74)
Total operating profit from discontinued operations	46	436
Share of post-tax results of joint venture	—	(5)

Profit before tax from discontinued operations	46	431
Taxation	(18)	(140)

Profit after tax from discontinued operations	28	291

Gain on disposal of gas distribution networks (ii)	2,636	—
Gain on disposal of joint venture	—	13

Gain on disposal of discontinued operations before tax	2,636	13
Taxation	(31)	—

Gain on disposal of discontinued operations	2,605	13

Total profit for the year from discontinued operations
— Before exceptional items	43	352
— Exceptional items	2,590	(48)
	2,633	304

i)	The operating exceptional item for the year ended 31 March 2006 related to a fine incurred in respect of a breach of the Health and Safety at Work Act arising from a gas explosion in Scotland in December 1999. Exceptional items for the year ended 31 March 2005 related to restructuring costs (£70m) and environmental costs (£4m).

ii)	The gain on disposal of the UK gas distribution networks resulted from proceeds of £5,760m comprising cash and cash equivalents, which is significantly in excess of the net book value of the net assets disposed of £3,155m.

National Grid
2005/06 Full Year Results
7. Earnings per share
a)	Basic earnings per share

Years ended 31 March	2006	2006	2005	2005
	£m	pence	£m	pence

Adjusted earnings — continuing operations	1,325	46.7p	1,303	42.3p
Exceptional operating items	(39)	(1.4)p	(263)	(8.5)p
Exceptional finance costs	(49)	(1.7)p	—	—
Tax on exceptional items	27	0.9p	103	3.3p
Remeasurements	(57)	(2.0)p	(38)	(1.2)p
Tax on remeasurements	8	0.3p	15	0.4p

Earnings per share — continuing operations	1,215	42.8p	1,120	36.3p

Adjusted earnings — discontinued operations	43	1.5p	352	11.4p
Gain on disposal of gas distribution networks (net of tax)	2,605	91.8p	—	—
Other exceptional items (net of tax)	(15)	(0.5)p	(48)	(1.5)p

Earnings per share — discontinued operations	2,633	92.8p	304	9.9p

Basic earnings per share	3,848	135.6p	1,424	46.2p

		millions		millions

Weighted average number of shares — basic		2,837		3,082

b)	Diluted earnings per share

Years ended 31 March	2006	2006	2005	2005
	£m	pence	£m	pence

Adjusted diluted earnings — continuing operations	1,325	46.5p	1,303	42.1p
Exceptional operating items	(39)	(1.4)p	(263)	(8.5)p
Exceptional finance costs	(49)	(1.7)p	—	—
Tax on exceptional items	27	0.9p	103	3.3p
Remeasurements	(57)	(2.0)p	(38)	(1.2)p
Tax on remeasurements	8	0.3p	15	0.5p

Diluted earnings per share — continuing operations	1,215	42.6p	1,120	36.2p

Adjusted diluted earnings — discontinued operations	43	1.5p	352	11.4p
Gain on disposal of gas distribution networks (net of tax)	2,605	91.4p	—	—
Other exceptional items (net of tax)	(15)	(0.5)p	(48)	(1.6)p

Diluted earnings per share — discontinued operations	2,633	92.4p	304	9.8p

Diluted earnings per share	3,848	135.0p	1,424	46.0p

		millions		millions

Weighted average number of shares — diluted		2,851		3,096

National Grid
2005/06 Full Year Results
8. Dividends
The following table shows the dividends paid to equity shareholders:

Years ended 31 March	2006	2006	2005	2005
	pence		pence
	per ordinary		per ordinary
	share	£m	share	£m

Ordinary dividends
Final dividend for the year ended 31 March 2005	15.2p	469	—	—
Interim dividend for the year ended 31 March	10.2p	276	8.5p	262
Final dividend for the year ended 31 March 2004	—	—	11.9p	366

	25.4p	745	20.4p	628

In addition, the Directors are proposing a final dividend for 2006 of 15.9p per share that will absorb £433m of shareholders’ equity. It will be paid on 23 August 2006 to shareholders who are on the register of members on 9 June 2006.
9. Reconciliation of net cash flow to movement in net debt

Years ended 31 March	2006	2005
	£m	£m

Movement in cash and cash equivalents	1,181	8
(Decrease)/increase in financial investments	(25)	59
Decrease/(increase) in borrowings and derivatives	2,304	(1,052)
Cash paid to shareholders under ‘B’ share scheme	1,957	—
Net interest paid (i)	704	n/a

Change in net debt resulting from cash flows	6,121	(985)
Exchange adjustments (i)	—	112
Changes in fair value of financial assets and liabilities and exchange movements (i)	(299)	n/a
Issue of ‘B’ shares	(2,009)	—
Net interest charge (i)	(660)	n/a
Other non-cash movements	(17)	(28)

Movement in net debt (net of related derivative financial instruments) in the year	3,136	(901)
Net debt at start of year	(13,638)	(12,737)
Impact of adoption of IAS 32 and IAS 39 (i)	(348)	—

Net debt (net of related derivative financial instruments) at end of year	(10,850)	(13,638)

i)	The adoption of IAS 39 resulted in changes to the carrying value of borrowings and financial investments as at 1 April 2005. Consequently, changes in fair value of financial assets and liabilities are reported in the year ended 31 March 2006. Amounts previously reported as exchange adjustments are included within changes in fair value of financial assets and liabilities and exchange movements. In addition net interest is reported as part of net debt at 31 March 2006.

National Grid
2005/06 Full Year Results
10. Net debt

At 31 March	2006	2005
	£m	£m

Cash and cash equivalents	1,452	272
Bank overdrafts	(3)	(18)

Net cash and cash equivalents	1,449	254
Financial investments	384	398
Borrowings	(13,126)	(14,290)

	(11,293)	(13,638)

Net debt related derivative financial assets (i)	665
Net debt related derivative financial liabilities (i)	(222)

Net debt (net of related derivative financial instruments)	(10,850)

i)	As measured in accordance with the requirement of IAS 39.
There are no comparatives for net debt related derivative assets and liabilities as the Group adopted IAS 39 with effect from 1 April 2005 consistent with the requirements of IFRS 1. The adoption of IAS 39 also resulted in changes to the carrying value of borrowings and financial investments as at 1 April 2005.
11. Reconciliation of movements in total equity

Years ended 31 March	2006	2005	(i)
	£m	£m

Opening total equity	2,121	1,110
Effect of change in accounting policy — IAS 39 (ii)	(43)	—

Restated at 1 April 2005	2,078	1,110

Changes in total equity for the year
Net income recognised directly in equity	250	181
Profit for the year	3,850	1,424
Equity dividends	(745)	(628)
Return of capital to shareholders through ‘B’ share scheme	(2,009)	—
Issue of ordinary share capital	28	9
Other movements in minority interests	(2)	—
Movement in shares held in employee share trusts	19	5
Employee share option scheme issues	17	16
Tax on employee share option scheme issues	7	4

Closing total equity	3,493	2,121

i)	Refer to note 1 for the basis of preparation of the comparatives presented under International Financial Reporting Standards.

ii)	The Group has adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ prospectively with effect from 1 April 2005, in accordance with the transition provisions of IFRS 1.
12. Exchange rates
The Group’s results are affected by the exchange rates used to translate the results of its US operations and US dollar transactions. The US dollar to sterling exchange rates used were:

31 March	2006	2005

Closing rate applied at year end	1.74	1.89
Average rate applied for the year	1.79	1.87

National Grid
2005/06 Full Year Results
13. Differences between IFRS and US generally accepted accounting principles (“US GAAP”)
Summarised financial statements on a US GAAP basis are set out in the Annual Report and Accounts. Details of the principal differences between IFRS and US GAAP are shown below.
a)	Reconciliation of net income to US GAAP
The following is a summary of the material adjustments to net income that would have been required if US GAAP had been applied instead of IFRS:

Years ended 31 March	2006	2005
	£m	£m

Profit for the year attributable to equity shareholders under IFRS	3,848	1,424

Adjustments to conform with US GAAP
Depreciation of property, plant and equipment (‘PP&E’)	(127)	(233)
US regulatory accounting	(269)	(246)
Pensions and other post-retirement benefits	(56)	2
Financial instruments	(130)	254
Severance costs	(63)	62
Revenue recognition	(48)	13
Amortisation of intangibles	(2)	(2)
Interest on discounted provisions	(14)	—
Deferred taxation	208	28
Other	(3)	2
Discontinued operations — gain on disposal of business	(2,196)	—
Discontinued operations — pensions and other post-retirement benefits	(127)	—
Discontinued operations — deferred tax	286	—

	(2,541)	(120)

Net income under US GAAP	1,307	1,304

Basic earnings per share — US GAAP	48.2p	48.2p	(i	)
Diluted earnings per share — US GAAP	48.0p	47.9p	(i	)

i)	Restated as a result of the 43 for 49 share consolidation, related to the return of capital via the ‘B’ share scheme.

National Grid
2005/06 Full Year Results
13. Differences between IFRS and US generally accepted accounting principles (“US GAAP”)(continued)
b)	Reconciliation of shareholders’ equity from IFRS to US GAAP
The following is a summary of the material adjustments to shareholders’ equity that would have been required if US GAAP had been applied instead of IFRS:

At 31 March	2006	2005
	£m	£m

Total shareholders’ equity under IFRS	3,482	2,111

Adjustments to conform with US GAAP
PP&E fair value adjustments	2,162	3,116
Goodwill	2,689	4,027
US regulatory accounting	2,702	2,746
Pensions and other post-retirement benefits	886	944
Financial instruments	119	117
Severance liabilities	2	65
Revenue recognition	(42)	6
Intangible assets	28	30
Provisions	(154)	(130)
Non-reversal of impairments	(39)	(29)
Deferred taxation	(2,090)	(2,441)
Other	2	29

	6,265	8,480

Shareholders’ equity under US GAAP	9,747	10,591

c)	Description of reconciling items
The principal differences between IFRS and US GAAP, as applied in preparing the Group’s full year results announcement under US GAAP, are set out below:
(i) Property, plant and equipment fair value adjustments and related depreciation — the Lattice Group plc business combination in 2002/03 continued to be accounted for as a merger (pooling-of-interests) under IFRS, but was treated as an acquisition using purchase accounting under US GAAP. Fair value adjustments have been recognised under US GAAP, which are being amortised over the related assets’ useful lives. The fair value adjustments relating to the disposed networks have been recycled to net income and included within ‘Discontinued operations — gain on disposal of business’.
(ii) US regulatory accounting — SFAS 71 requires specified regulated utilities to defer certain costs as regulatory assets, where these costs are recoverable by the collection of rates charged to customers. Under IFRS, these costs are expensed when incurred and recoveries are recognised when receivable.
(iii) Goodwill and intangible assets — differences in fair value adjustments relating to certain intangibles and related deferred tax liabilities give rise to adjustments to the goodwill arising on a business combination. In addition, under US GAAP amortisation of goodwill ceased on adoption of SFAS 141. The goodwill relating to the disposed networks has been recycled to net income and is included within ‘discontinued operations — gain on disposal of business’.
(iv) Pensions and other post-retirement obligations — differences arise from variations in the different actuarial methods and assumptions used to measure the scheme assets and liabilities and a different method of amortising certain surpluses and deficits.
(v) Financial instruments — although IAS 39 and FAS 133 are similar in nature, many subtle differences exist in application of these standards. As a result of this and also due to the prospectively only adoption of IAS 39, certain transactions which qualify for hedge accounting under IFRS do not qualify under US GAAP.
(vi) Severance liabilities — under IFRS severance costs are provided where a constructive or legal obligation exists and the costs of the obligation are probable and can be measured reliably. Under US GAAP these costs are not provided until the employees accept the severance offer.
(vii) Revenue recognition — under US GAAP, income is recognised when the service is provided up to the maximum revenue allowed under the terms of the relevant regulatory regime. Under IFRS, income is recognised received or receivable in excess of the maximum revenue allowed for the period, even where prices will be reduced in a future period.
(viii) Non-reversal of impairments — a difference arises as US GAAP does not permit reversal of an impairment, whereas this is allowed under IFRS.
(ix) Deferred taxation — this is the result of deferred tax arising on the other IFRS to US GAAP adjustments.

National Grid
2005/06 Full Year Results
APPENDIX 1
GROUP ACCOUNTING POLICIES — for the year ended 31 March 2006
(a)	Basis of preparation of Group financial statements
These Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Union. They are prepared on the basis of all IFRSs and Interpretations that are mandatory for periods ending 31 March 2006 and in accordance with applicable United Kingdom law and Article 4 of the IAS regulation. The 2005 comparative financial information has also been prepared on this basis, with the exception of certain standards, for which comparative information has not been restated.
In respect of the comparative financial information disclosed, IFRS 1 requires that estimates made under IFRS must be consistent with estimates made for the same date under UK GAAP except where adjustments are required to reflect any differences in accounting policies.
The Group financial statements have been prepared on an historical cost basis, except for the recording of pension liabilities and revaluation of certain financial instruments from 1 April 2005 onwards.
These Group financial statements are presented in pounds sterling.
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.
(b)	Basis of consolidation
The Group financial statements incorporate the financial statements of the Company and its subsidiaries (‘Group undertakings’), together with the Group’s share of the results, assets and liabilities of jointly controlled entities (‘joint ventures’) using the equity method of accounting, where the investment is carried at cost plus post-acquisition changes in the Group’s share of net assets of the joint venture, less any provision for impairment. A subsidiary is defined as an entity controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. A joint venture is an entity established to engage in economic activity, which the Group jointly controls with its fellow venturers.
Losses in excess of the Group’s interest in joint ventures are not recognised, except where the Group has made a commitment to make good those losses.
Where necessary, adjustments are made to bring the accounting policies used under relevant local GAAP in the individual financial statements of the Company, subsidiaries and joint ventures into line with those used by the Group under IFRS. Inter-company transactions are eliminated.
The results of subsidiaries and joint ventures acquired or disposed of during the year are included in the Group income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.
Acquisitions are accounted for using the purchase method, where the purchase price is allocated to assets and liabilities on a fair value basis and the remainder recognised as goodwill.
(c)	Foreign currencies
Transactions in currencies other than the functional currency of the Group undertaking concerned are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at closing exchange rates. Other non-monetary assets are not retranslated unless they are carried at fair value.
As set out in note (p) below, as permitted by IFRS 1, prior to 1 April 2005 the Group adopted UK GAAP for hedge accounting and, consequently, monetary assets and liabilities denominated in foreign currencies were translated at hedged rates instead of closing exchange rates.
Gains and losses arising on retranslation of monetary assets and liabilities are included in the income statement.
On consolidation, the assets and liabilities of the operations that have a functional currency different from the Group’s presentation currency are translated at exchange rates prevailing at the balance sheet date. Income and expense items are translated at the weighted average exchange rates for the period. Exchange differences arising are classified as equity and transferred to the Group’s translation reserve.
(d)	Goodwill
Goodwill arising on a business combination represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of a subsidiary or joint venture at the date of acquisition.
Goodwill is recognised as an asset and is not amortised, but is reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.
Goodwill recorded under UK GAAP arising on acquisitions before 1 April 2004, the date of transition to IFRS, has been frozen at that date, subject to testing for impairment.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

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2005/06 Full Year Results
APPENDIX 1 (continued)
(e)	Intangible assets other than goodwill
With the exception of goodwill, as described above, identifiable intangible assets are recorded at cost less accumulated amortisation and any provision for impairment.
Internally generated intangible fixed assets, such as software, are recognised only if an asset is created that can be identified; it is probable that the asset created will generate future economic benefits; and that the development cost of the asset can be measured reliably. Where no internally generated intangible asset can be recognised, development expenditure is recorded as an expense in the period in which it is incurred.
On a business combination, as well as recording separable intangible assets possessed by the acquired entity at their fair value, identifiable intangible assets that arise from contractual or other legal rights are also included in the balance sheet at their fair value.
Intangible assets, other than goodwill are amortised on a straight line basis over their estimated economic useful lives. Amortisation periods for categories of intangible assets are:

Amortisation periods for categories of intangibles	Years

Software	3 to 5
Telecommunication licences	10 to 25
Acquired customer relationships	10 to 25

(f)	Property, plant and equipment
Property, plant and equipment is recorded at cost or deemed cost at the date of transition to IFRS, less accumulated depreciation and any impairment losses.
Cost includes payroll and finance costs incurred which are directly attributable to the construction of property, plant and equipment as well as the cost of any associated asset retirement obligations.
Property, plant and equipment includes assets in which the Group’s interest comprises legally protected statutory or contractual rights of use.
Additions represent the purchase or construction of new assets, including capital expenditure for safety and environmental assets, and extensions to, enhancements to, or replacement of existing assets.
Contributions received towards the cost of property, plant and equipment are included in creditors as deferred income and credited on a straight-line basis to the income statement over the estimated economic useful lives of the assets to which they relate.
No depreciation is provided on freehold land and assets in the course of construction.
Other property, plant and equipment are depreciated, principally on a straight-line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on a regular basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of property, plant and equipment are, in general, as shown below:

Depreciation periods for category of assets	Years

Plant and machinery
Electricity transmission plant	15 to 60
Electricity distribution plant	15 to 60
Interconnector plant	15 to 60
Gas plant — mains, services and regulating equipment	30 to 65
Gas plant — storage	40
Gas plant — meters	10 to 33
Wireless towers/infrastructure	20 to 55
Freehold and leasehold buildings	up to 65
Motor vehicles and office equipment	up to 10

(g)	Impairment of assets
Impairments of assets are calculated as the difference between the carrying value of the asset and its recoverable amount, if lower. Where such an asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which that asset belongs. Recoverable amount is defined as the higher of fair value less costs to sell and estimated value in use at the date the impairment review is undertaken.
Value in use represents the present value of expected future cash flows, discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
Goodwill is tested for impairment at least annually. Otherwise, tests for impairment are carried out only if there is some indication that the carrying value of the assets may have been impaired. Impairments are recognised in the income statement and, where material, are disclosed separately.

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2005/06 Full Year Results
APPENDIX 1 (continued)
(h)	Taxation
Current tax
Current tax asset and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.
Deferred tax and investment tax credits
Deferred tax is provided using the balance sheet liability method and is recognised on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.
Deferred tax liabilities are generally recognised on all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither the accounting profits nor the taxable profits.
Deferred tax liabilities are recognised on taxable temporary differences arising on investments in subsidiaries and jointly controlled entities, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to the income statement, except where it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred income tax asset to be recovered. Unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax asset and liabilities on a net basis.
Investment tax credits are amortised over the economic life of the asset which gives rise to the credits.
(i)	Discontinued operations and non-current assets held for sale
Cash flows and operations that relate to a major component of the business that has been sold or is classified as held for sale are shown separately from the continuing operations of the Group.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. No depreciation is charged on assets and disposal groups classified as held for sale.
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
(j)	Inventories
Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs as well as those overheads that have been incurred in bringing the inventories to their present location and condition.
(k)	Decommissioning and environmental costs
Provision is made for decommissioning and environmental costs, based on future estimated expenditures, discounted to present values. Where appropriate, the establishment of a provision is recorded as part of the original cost of the related property, plant and equipment.
Changes in the provision arising from revised estimates or discount rates or changes in the expected timing of expenditures that relate to property, plant and equipment are recorded as adjustments to their carrying value and depreciated prospectively over their remaining estimated useful economic lives, otherwise such changes are recognised in the income statement.
The unwinding of the discount is included within the income statement as a financing charge.
(l)	Revenues
Revenues primarily represent the sales value derived from the transmission and distribution of energy and recovery of US stranded costs together with the sales value derived from the provision of other services, including wireless infrastructure services, to customers during the year and excludes value added tax and intra-group sales.
US stranded costs are various generation-related costs that the Group incurred prior to the divestiture of generation assets beginning in the late 1990’s and the Group is recovering these costs over the period up to 2011.

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2005/06 Full Year Results
APPENDIX 1 (continued)
(l)	Revenues (continued)
The recovery of stranded costs and other amounts allowed to be collected from customers under regulatory arrangements are recognised in the period in which they are recoverable from customers.
Revenues include an assessment of energy and transportation services supplied to customers between the date of the last meter reading and the year end, exclude inter-business and intercompany transactions, and are stated net of value added tax and similar sales based taxes.
Where revenues received or receivable exceed the maximum amount permitted by regulatory agreement and adjustments will be made to future prices to reflect this over-recovery, no liability is recognised. Similarly no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery.
(m)	Pensions and other post-retirement benefits
For defined benefit retirement schemes, the cost of providing benefits is determined using the projected unit method, with actuarial valuations being carried out at each balance sheet date. Current service cost is recognised in operating costs in the period in which the defined benefit obligation increases as a result of employee services.
Actuarial gains and losses are recognised in full in the period in which they occur in the Statement of Recognised Income and Expense.
Past service costs are recognised immediately to the extent that benefits are already vested. Otherwise such costs are amortised on a straight-line basis over the period until the benefits vest.
Settlements are recognised when the Group enters into a transaction that eliminates all further legal or constructive obligations for benefits under a scheme.
Curtailments are recognised when the group is committed to a material reduction in the number of employees covered by a scheme.
The retirement benefit obligations recognised in the balance sheet represent the present value of the defined benefit obligations, as reduced by the fair value of scheme assets and any unrecognised past service cost.
The expected return on scheme assets and the unwinding of the discount on defined benefit obligations are recognised within interest income and expense respectively.
(n)	Leases
Rentals under operating leases are charged to income on a straight-line basis over the term of the relevant lease.
Assets held under finance leases are recognised at their fair value or, if lower, the present value of the minimum lease payments on inception, and depreciated over their useful economic lives. The corresponding liability is recognised as a finance lease obligation within borrowings. Rental payments are apportioned between finance costs and reduction in the finance lease obligation, so as to achieve a constant rate of interest.
(o)	Financial instruments
Financial assets, liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities and is recorded at the proceeds received, net of direct issue costs.
Trade receivables are initially recognised at fair value and subsequently measured at amortised cost, less any appropriate allowances for estimated irrecoverable amounts. A provision is established for irrecoverable amounts when there is objective evidence that the Group will not be able to collect all amounts due under the original payment terms. Indications that the trade receivable may become irrecoverable would include financial difficulties of the debtor, likelihood of the debtors insolvency, and default or significant failure of payment.
Loans receivable and other receivables are carried at amortised cost using the effective interest method. Interest income, together with gains and losses when the loans and receivables are derecognised or impaired, are recognised in the income statement.
Other financial investments are initially measured at cost including transaction costs, but with effect from 1 April 2005 are subsequently carried at fair value. Changes in the fair value of investments classified at fair value through profit and loss are included in the income statement, while changes in the fair value of investments classified as available-for-sale are recognised directly in equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period. Investment income in investments classified at fair value through profit and loss and on available-for-sale investments is recognised in the income statement as it accrues.
Interest-bearing loans and overdrafts are recorded at the proceeds received, net of direct issue costs plus accrued interest less any repayments, and subsequently stated at amortised cost. Any difference between the proceeds after direct issue costs and the redemption value is recognised in the income statement over the life of the borrowing. Prior to 1 April 2005, accrued interest is presented as part of current liabilities and not combined with the principal amounts payable.
Derivative financial instruments are recognised initially at fair value, and are subsequently also measured at fair value. Changes in the fair value of derivative financial instruments are included in the income statement to the extent hedge accounting is not applied.
Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices for issued liabilities. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparison with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.
Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis using the effective interest rate method.

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2005/06 Full Year Results
APPENDIX 1 (continued)
(o)	Financial instruments (continued)
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (being assets that necessarily take a substantial period of time to get ready for their intended use or sale) are added to their cost. Such additions cease when the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised in the income statement in the period in which they are incurred.
All regular way purchases and sales of financial assets are recognised on the trade date, being the date that the Group commits to purchase or sell the assets. Regular way transactions require delivery of assets within the timeframe generally established by regulation or convention in the marketplace.
(p)	Hedge accounting and derivative financial instruments
The Group enters into both derivative financial instruments (‘derivatives’) and non-derivative financial instruments in order to manage its interest rate and foreign currency exposures and commodity price risks in respect of expected energy usage. The principal derivatives used include interest rate swaps, forward rate agreements, currency swaps, forward foreign currency contracts, interest rate swaptions and indexed swap contracts relating to the purchase of energy.
All derivative transactions are undertaken, or maintained, with a view to providing a commercial hedge of the interest, currency or commodity price risks associated with the Group’s underlying business activities and the financing of those activities.
With effect from 1 April 2005, derivatives are carried in the balance sheet at their fair value. Commodity contracts that meet the definition of a derivative and which are not used for normal purchase normal sale requirements are also carried at fair value.
From 1 April 2005, the accounting policy for hedge accounting is as described below.
Changes in the carrying value of financial instruments that are designated and effective as hedges of future cash flows (cash flow hedges) are recognised directly in equity and any ineffective portion is recognised immediately in the income statement. Amounts deferred in equity in respect of cash flow hedges are subsequently recognised in the income statement in the same period in which the hedged item affects net profit or loss. Where a non-financial asset or a non-financial liability results from a forecasted transaction or firm commitment being hedged, the amounts deferred in equity are included in the initial measurement of that non-monetary asset or liability.
Changes in the carrying value of financial instruments that are designated as hedges of the changes in the fair value of assets or liabilities (fair value hedges) are recognised in the income statement. An equal and opposite amount is recorded as an adjustment to the carrying value of hedged items, with a corresponding entry in the income statement, to the extent that the change is attributable to the risk being hedged and that the fair value hedge is effective.
Exchange gains or losses arising on financial instruments that are designated and effective as hedges of the Group’s net investment in overseas operations (net investment hedges) are recorded directly in equity, with any ineffective portion recognised immediately in the income statement. Amounts deferred in equity in respect of net investment hedges are subsequently recognised in the income statement in the event of the disposal of the overseas operations concerned.
Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement as they arise, within finance costs. Remeasurements of commodity contracts carried at fair value are recognised in the income statement, with changes due to movements in commodity prices recorded in operating costs and changes relating to movements in interest rates within finance costs.
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gains or losses relating to cash flow hedges recognised in equity are initially retained in equity and subsequently recognised in the income statement in the same periods in which the previously hedged item affects net profit or loss. For fair value hedges, the cumulative adjustment recorded to the carrying value of the hedged item at the date hedge accounting is discontinued, is amortised to the income statement using the effective interest method.
If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement immediately.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.
Prior to 1 April 2005, the Group adopted UK GAAP accounting principles for hedge accounting and for derivatives. Derivatives used for hedging purposes were not recorded on the balance sheet as assets or liabilities. Monetary assets and liabilities in foreign currencies were retranslated at hedged rates instead of closing rates. Exchange gains and losses relating to the hedge of the net investment in overseas subsidiaries were recorded directly in equity.
As permitted by the provisions of IFRS 1, the comparative balance sheet and income statement for the year ended 31 March 2005 have not been restated to reflect either the adoption of IAS 39 or IAS 32.
(q)	Restructuring costs
Costs arising from Group restructuring programmes primarily relate to redundancy costs. Redundancy costs are charged to the income statement in the year in which the Group becomes irrevocably committed to incurring the costs and the main features of the restructuring plan have been announced to affected employees.

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2005/06 Full Year Results
APPENDIX 1 (continued)
(r)	Share-based payments
The Group issues equity-settled share-based payments to certain employees.
Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest.
(s)	Exceptional items and remeasurements
Exceptional items are credits or charges relating to non-recurring transactions that are material, by virtue of their size or nature, and therefore relevant to understanding the Group’s financial performance and are shown separately to provide a better indication of the underlying results of the Group.
Remeasurements are gains or losses arising from movements in the carrying value of commodity contracts and of financial instruments, principally derivatives, which provide economic hedges but do not achieve hedge accounting or are ineffective under IAS 39, and are shown separately to provide a better indication of the underlying results of the Group.
(t)	Other operating income
Other operating income includes profits or losses arising on the disposal of properties by the Group’s property management business, which is considered to be part of the normal recurring operating activities of the Group.
(u)	Emission allowances
Emission allowances are recorded as an intangible asset within current assets and are initially recorded at deemed cost. For allocations of emission allowances granted to the Group by the UK government, cost is measured as fair value at the date of allocation. Receipts of such grants are treated as deferred income and are recognised in the income statement over the period to which they relate. A provision is recorded in respect of the Group’s obligation to deliver emission allowances and charges are recognised in the income statement in the period in which carbon dioxide emissions are made.
(v)	Cash and cash equivalents
Cash and cash equivalents include cash held at bank and in hand, together with short-term highly liquid investments with an original maturity of less than three months that are readily convertible to known amounts of cash and subject to an insignificant change in value.